SELECTED FINANCIAL DATA

(Dollars in Thousands, Except per Share Amounts)
----------
                           2000       1999       1998       1997       1996
                         --------   --------   --------   --------   --------
SALES AND INCOME
----------
Net Sales                $248,215   $247,839   $216,574   $189,652   $141,476
Income Before Income
 Taxes                     37,634     25,877     19,126     22,005     17,657
Net Income                 26,720     18,631     13,771     16,500     13,949

PER SHARE DATA*
----------
Basic                        1.79       1.24        .91       1.10        .96
Diluted                      1.69       1.19        .87       1.05        .91
Book Value                   9.65       7.94       7.24       6.26       5.21

FINANCIAL POSITION (YEAR-END)
----------
Current Assets             92,849     72,547     69,164     74,325     57,567
Current Liabilities        38,745     36,741     32,305     33,983     24,637
Ratio of Current Assets
  to Current
    Liabilities          2.4 to 1   2.0 to 1   2.1 to 1   2.2 to 1   2.3 to 1
Cash, Cash Equivalents, and
  Marketable Securities    10,100      9,955      9,849     21,555     19,631
Working Capital            54,104     35,806     36,859     40,342     32,930
Property, Plant and
  Equipment - Net          94,199     84,652     79,969     57,359     41,772
Total Assets              221,514    183,406    176,174    158,440    119,227
Long-Term Debt less Current
  Maturities                9,116      9,740     13,687     13,660      3,600
Shareholders' Equity      145,813    116,417    110,231     94,378     77,212
Long-Term Debt as a Percentage
  of Shareholders' Equity      6%         8%        12%        14%         5%

OTHER DATA
----------
Depreciation and
  Amortization             12,507     10,375      8,439      6,614      5,781
Research and Development
  Expenses                 12,493     10,791     10,352      9,608      9,184
Capital Expenditures       22,744     13,621     28,965     17,739      6,326
Number of Employees
 (Average)                  1,358      1,197      1,122        993        854
Net Sales per Employee        183        207        193        191        166
Number of Shares Outstanding
  at Year-End*         15,102,670 14,664,652 15,235,332 15,087,398 14,811,922

*Restated for the two-for-one stock split in May 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

For the year 2000, net sales were $248.2 million, up from $247.8 in 1999. Combined Sales, which include half of the sales of Rogers unconsolidated 50% owned joint ventures, totaled $316.8 million. Beginning in January 2000, sales of a specialty flexible circuit laminate sold to Hutchinson Technology, Inc. (HTI), were sold through Polyimide Laminate Systems, LLC (PLS), Rogers joint venture with Mitsui Chemicals, Inc. Previous to the formation of this joint venture, these sales were included in Rogers net sales. If these sales had been sold through the joint venture during both periods, Rogers net sales would have shown an increase of 14.3% in 2000 as compared to 1999. On the same basis, Combined Sales would have shown an increase of 17.5% in 2000 over 1999.

Income before income taxes rose 45% to a record $37.6 million while after-tax profits increased 43% to $26.7 million, also a record. Diluted earnings per share for the year were $1.69, up from $1.19 in 1999 and basic earnings per share were $1.79 in 2000, up from $1.24 in 1999. These numbers reflect the two-for-one stock split which occurred in the second quarter of 2000.

The improvement in earnings resulted from sales growth, improved margins and increased joint venture income, offset somewhat by the added spending to further strengthen sales and marketing capabilities and to further develop information systems.



Sales and Operating Profits

Sales - 2000 over 1999

Net sales were $248.2 million in 2000, up slightly from $247.8 million in 1999. Combined Sales, which include half of the sales of Rogers unconsolidated 50% owned joint ventures, totaled $316.8 million, compared to $285.0 million in 1999. As noted above, if sales of a specialty flexible circuit board laminate sold to HTI were treated the same way as reported in 1999, Rogers net sales would have shown an increase of 14.3% in 2000 from 1999. On the same basis, Combined Sales would have shown an increase of 17.5% in 2000 over 1999. The Company's favorable 2000 results are primarily attributable to strong sales to the computer and wireless communication markets. Sales of silicone and urethane materials and high-frequency circuit materials were at record levels during 2000.

Sales - 1999 over 1998

Net sales were $247.8 million for 1999, 14% higher than those reported in 1998. Combined Sales totaled $285.0 million in 1999, up 16% over 1998. A majority of the Company's major product groups achieved record sales in 1999 mainly as the result of unit volume increases. Worldwide sales of high-frequency circuit materials accounted for a significant portion of the sales gain. Wireless communications infrastructure, satellite television receivers, and wireless communication antennas are the primary uses for these materials.

Revenue improvement is also attributable to higher sales of urethane and silicone foam materials, particularly for wireless communications and computer applications. The acquisition of most of the engineered molding compounds business of Cytec Fiberite in January 1999, and the purchase of the Imation lithographic printing dampening sleeve business in September 1998 also boosted 1999 sales.


Operating Income - 2000 over 1999

Manufacturing margins rose from 29% in 1999 to 33% in 2000. The 2000 margins continue the improvement started in 1999 and are the best in the Company's history. This increase is due to a continuing effort to install new, more productive equipment and to increase the utilization of existing equipment. Additionally, in 1999 manufacturing profit was held down by the lower margins from sales of FLEX-I-MID materials to HTI. These materials were produced for the Company by Mitsui Chemicals, Inc., in Japan, and carried a lower margin than materials that the Company manufactures. In 2000, these sales were made directly by PLS.

Selling and administrative expenses, as a percentage of sales, increased slightly from 15% in 1999 to 16% in 2000. A higher level of information systems expenses was incurred to improve performance for all users. Also incurred in 2000 were one-time licensing and consulting costs. We continued to strengthen our global sales and marketing capabilities particularly through expansion. Rogers Korea, Inc., a sales and marketing office with warehousing facilities, officially opened in Seoul, Korea, in the second quarter of 2000. Rogers Technologies Singapore, Inc., a sales and marketing office with warehousing facilities, officially opened in Singapore in the third quarter of 2000. The local presence provided by these operations allows the Company to more effectively service its growing customer base in these areas.

Research and development expenses were $12.5 million in 2000 compared to $10.8 million for the comparable period in 1999, a 16% increase. This reflects an increase in technical staff that allows us to continue improvement in core capabilities, while also placing greater emphasis on new product development.

Operating Income - 1999 over 1998

The Company's manufacturing margin was 29% in 1999 and 27% in 1998. The increase from 1998 to 1999 begins to reflect the attention paid to improving manufacturing yields over the past several years. New equipment installed as part of a capital expansion program has produced process improvements with enhanced product flow and efficiency. Manufacturing profit percentages were held down by the lower margins on the Company's sales of FLEX-I-MID materials to HTI.

Selling and administrative expenses increased in total dollars and increased as a percentage of sales from 13% in 1998 to 15% in 1999. This increase in spending levels reflects the strengthening of sales and marketing capabilities at both the Corporate and Divisional levels and the continued development of information systems. It also includes higher payroll costs related to bonus accruals and terminations.

Research and development expense totaled $10.8 million in 1999 compared with $10.4 million in 1998. R&D emphasis on new product platforms for the creation of product families continued from 1998 to 1999.


Other Income and Expense - 2000 over 1999

Net interest income increased approximately $400,000 from 1999 to 2000. The decrease in interest expense accounted for most of this change. Specifically, long-term debt declined in 2000 as 1999 interest expense was higher due to a penalty associated with the early payment of debt.

Other income less other charges increased $6.2 million from 1999 to 2000. Joint venture income and commission income received from the Company's joint ventures accounted for this increase. The income from the newly formed PLS joint venture was included in manufacturing profit in 1999.

Other Income and Expense - 1999 over 1998

Net interest income decreased almost $600,000 from 1998 to 1999. This decrease is primarily due to lower cash balances during the year, the prepayment penalty incurred in 1999 as a result of the payoff of debt which carried a 10.6% interest rate, and lower amounts of interest expense capitalized as part of long-term capital spending projects.

Other income less other charges reflected a net income amount of $1.6 million in 1999 and a net expense amount of $1.0 million in 1998. This $2.6 million positive impact on earnings was caused primarily by a $1.6 million increase in joint venture income, and a $600,000 decrease in environmental remediation expenses in 1999.



Income Taxes

The effective tax rates were 29% in 2000, and 28% in 1999 and 1998. In 2000, the tax rate benefited primarily from foreign tax credits, research and development credits, and nontaxable foreign sales income. In 1999 and 1998, the Company had similar benefits reducing the effective tax rate. In 1999, the Company also incurred current taxes on its foreign joint venture income that had an offsetting decrease to deferred taxes due to the related reduction in the valuation allowance deemed to be necessary by the Company under FAS No. 109. The deferred tax valuation allowance is recorded on the net deferred tax asset associated with its foreign joint venture income.


Backlog

The Company's backlog of firm orders was $31.8 million at December 31, 2000 and $37.5 million at January 2, 2000. The decrease is due primarily to the elimination of backlog of HTI sales that were shifted to the PLS joint venture and to transitional sales from a molding materials acquisition made in 1999.
                              16

Segment Sales and Operations

Business segments were changed in 2000, and they are High Performance Foams, Printed Circuit Materials, and Polymer Materials and Components. Top management and the Board of Directors have been using these new segments to better evaluate the businesses.

Sales in the High Performance Foams business segment increased 15%, 11% and 0% in 2000, 1999, and 1998, respectively. The increases reflect significantly higher sales of urethane and silicone foam materials in both 2000 and 1999, particularly for wireless communications and computer applications.

The High Performance Foams business segment generated operating income of $11.2 million in 2000, $7.8 million in 1999, and $5.5 million in 1998. Improvement in manufacturing yields and the higher sales volume resulted in the significant improvement from 1999 to 2000.

Sales from the Printed Circuit Materials business segment decreased 5% in 2000, due to the aforementioned shift in sales from the Company to the PLS joint venture. Sales increased by 8% in 1999 and 23% in 1998. If 1999 sales data were restated to exclude the sales to HTI,the sales increase would have been 34% in 2000. Worldwide sales of high-frequency circuit materials far exceeded the Company's expectations in 2000. Rogers has become a leading supplier of such materials to the computer and wireless communications markets. Wireless communication infrastructure, satellite television receivers, and wireless communication antennas are the current primary uses for these materials. Worldwide sales of high-frequency circuit materials had also set a record in 1999. Sales to the wireless communications market were particularly strong. This was significantly offset by the disappointing sales levels of R/flex materials that the Company manufactures, reflecting the softness in demand being experienced by its major customer for such flexible materials. Sales of FLEX-I-MID adhesiveless laminate materials to HTI dropped sharply in the fourth quarter 1999 as this customer continued to work off its inventories resulting in a smaller year-over-year increase. The addition of a full year of Induflex sales in 1998 accounted for a significant portion of the 1998 increase.

Printed Circuit Materials operating income was $12.2 million in 2000, $7.5 million in 1999, and $6.2 million in 1998.
Significantly higher sales, excluding HTI sales now made by PLS, coupled with more efficient manufacturing facilities, caused the increase in operating income in 2000. New equipment has produced immediate process improvements with enhanced product flow and efficiency and increased utilization of equipment has also contributed to the improvement. The small increase in 1999 reflects higher sales and improved margins of high-frequency circuit materials significantly offset by the continued decline in sales of flexible circuit materials manufactured in Chandler, Arizona.

Sales of Polymer Materials and Components decreased 2% in 2000, but increased by 25% and 13% in 1999 and 1998, respectively.
The increase from 1998 to 2000 has been primarily attributable to the acquisition of most of the engineered molding compounds business of Cytec Fiberite in January 1999 and of the dampening sleeve business from Imation Corp. in September 1998. Also in 1998, Rogers N.V., a European manufacturing facility, strengthened its position in bus bars, used as power distribution components for trains and mass transit systems, as well as in cellular base stations. Already the market leader in Germany and Scandinavia, the Company made significant inroads toward gaining market share in England and France. The dampening sleeve business was bought because of the high profit margins, but sales are expected to decline year-over-year as evidenced in 2000 results. Additionally, sales from our Elastomer Components Division were lower in 2000 due to softness in demand being experienced by a couple of major customers.

Polymer Materials and Components operating income was $6.1 million, $9.1 million, and $8.0 million for 2000, 1999, and 1998, respectively. Lower sales, especially those with high contribution margins, were the cause of the decrease in operating income in 2000. The purchase of the Imation dampening sleeve business and the Cytec Fiberite engineered molding compounds business resulted in significant contributions to the Company's performance in 1999.


Joint Ventures

Durel Corporation, the Company's 50% owned joint venture with 3M in electroluminescent lamps, had record sales in 2000, which were 78% higher than 1999. These higher sales, along with lower expenses associated with the Osram Sylvania litigation, have resulted in a significant increase in Durel's profitability. Continued penetration of the cellular telephone handset market is driving this growth. Durel has doubled manufacturing capacity since the beginning of 2000. To meet the demand from this rapidly growing market, Durel has also begun construction of a 75,000 square foot addition to be completed by the first quarter of 2001. In February of 2000, Durel achieved a court victory over Osram Sylvania, Inc. In that long pending lawsuit, Durel was awarded $49 million of damages in a jury decision in federal court. Durel had sued Osram Sylvania for patent infringement. Although Osram Sylvania is appealing the jury's decision, the February victory moves Durel significantly closer to successful resolution of this dispute. On April 29, 2000, the court awarded Durel an additional $13 million in interest on the damages of $49
million awarded earlier.   Durel achieved 50% growth in sales in
1999 which included late-year contracts from two of the largest manufacturers of cellular telephones. This growth was driven by a more than 130% increase in sales of Durel's products for wireless telephones and other handheld electronic devices. These sales gains helped Durel achieve record earnings in 1999 despite a very significant increase in legal costs associated with the patent infringement lawsuit.

Profits of Rogers Inoac Corporation(RIC), the Company's joint venture with Inoac Corporation in Japan, improved significantly due to increasing sales of urethane foams for hand-held electronic devices and general overall economic strength in Southeast Asia. In 1999, RIC was successful in moving PORON materials into industrial applications and, along with the Company, strengthened relationships with a leading footwear manufacturer.

In 1999, Rogers sales included $30.7 million of sales of a specialty flexible circuit board laminate to HTI. In 2000, this product, which is manufactured by Mitsui Chemicals, Inc. under a Rogers technology license, is being sold by our new PLS joint venture. Since PLS is making these sales directly, Rogers share of such sales are reported in Combined Sales rather than in net sales.

On June 29, 2000, Rogers signed a joint venture agreement with Chang Chun Plastics Co., Ltd. (CCP), a $1.1 billion Taiwanese specialty chemical manufacturer. Combining Rogers leading-edge flexible circuit materials technology with CCP's outstanding manufacturing capabilities and long established market position in Taiwan will enable the joint venture to be a leading flexible circuit materials supplier in Taiwan.


Acquisitions

On February 7, 2001, the Company entered into a definitive agreement to purchase the Advanced Dielectric Division (ADD) of Tonoga, Inc. (commonly known as Taconic), which operates facilities in Petersburgh, New York and Mullingar, Ireland. The transaction is subject to regulatory and government review and is expected to be made final during the second quarter of 2001. ADD is a worldwide leader in the manufacture of polytetrafluoroethylene-based laminates used in the wireless communications and high-speed digital markets. The purchase price of approximately $70 million will be paid for partially in Rogers stock and partially with cash from the recently negotiated credit facility. The acquisition will be accounted for as a purchase; accordingly, the purchase price will be allocated to the underlying assets and liabilities based on their respective estimated fair values at the date of acquisition.

Effective January 1999, the Company acquired the engineered molding compounds business of Cytec Fiberite. This acquisition has added capabilities that have enhanced the Company's molding materials business.

Effective September 30, 1998, the Company acquired a line of printing pressroom products from Imation Corp., formerly a business of 3M Corporation. This dampening sleeve business is integral to the water transfer and inking of many types of offset presses in use throughout the world. This acquisition complemented the Company's existing line of R/bak compressible plate mounting materials for flexography and resulted in better utilization of the Rogers, Connecticut facility.


Sources of Liquidity and Capital

Net cash provided by operating activities amounted to $23.7 million in 2000, $32.5 million in 1999 and $17.9 million in 1998.

The year-to-year decrease from 1999 to 2000 was due to a $6.0 million loan granted to one of the Company's unconsolidated joint ventures and a higher level of inventories, offset partially by increased profits and depreciation. Inventories have increased to support higher customer demand and in particular at the Molding Materials Division where inventory was increased in anticipation of the final move of the

Cytec equipment from Winona, Minnesota to Manchester, Connecticut.
The Cytec business and equipment were acquired in late January 1999. Primary factors contributing to the year-to-year increase from 1998 to 1999 include increased earnings, a reduction in accounts receivable and a higher level of accounts payable and accrued expenses.

Capital expenditures totaled $22.7 million in 2000, $13.6 million in 1999 and $29.0 million in 1998. This increase in 2000 is directly related to higher sales of products manufactured by the Company. To satisfy this growing demand, the Company completed a 50% capacity increase in Arizona for the RO4000 high-frequency circuit materials. The Company has also begun construction of a building addition in Arizona and has acquired additional acreage in both Arizona and Ghent, Belgium. In 1999 capital expenditures were at more traditional levels and no major expansion projects were initiated and completed during the year. In terms of capacity in 1998, the Company built new production facilities and expanded production lines in the United States and Europe. In addition to the multi-million dollar expansion at the Advanced Dielectric Division in Chandler, Arizona, a new production line was built at the Poron Materials Unit in Woodstock, Connecticut. Also, in Ghent, Belgium, installation of the high-frequency microwave laminates product line was virtually completed.

Cash generated from the Company's operating activities exceeded capital spending in both 2000 and 1999. In 1998 capital expenditures exceeded cash generated from operating activities by $11.1 million that nearly accounted for the $11.7 million reduction in cash and marketable securities during 1998. For 2001, it is anticipated that capital spending will approximate $30 million and that it will be financed by internally generated funds.

In December 2000 the Company cancelled its $20.0 million unsecured multi-currency revolving credit agreement with one domestic bank and replaced it with an unsecured multi-currency revolving credit agreement with two domestic banks. Under the new arrangement, the Company can borrow up to $75 million, or the equivalent in certain other foreign currencies. Amounts borrowed under this agreement are to be paid in full by December 8, 2005. The rate of interest charged on outstanding loans can, at the Company's option and subject to certain restrictions, be based on the prime rate or at rates from 50 to 112.5 basis points over a Eurocurrency loan rate. The spreads over the Eurocurrency rate are based on the Company's leverage ratio. Under the arrangement, the ongoing commitment fee varies from 30.0 to 37.5 basis points of the maximum amount that can be borrowed, net of any outstanding borrowings and the maximum amount that beneficiaries may draw under outstanding letters of credit. The borrowing at December 31, 2000 was denominated in Belgian francs and the interest rate on the loan was 5.47%. The carrying value of this debt approximates fair value as of December 31, 2000.

The loan agreement contains restrictive covenants primarily related to total indebtedness, interest expense, capital expenditures and net worth. The Company is in compliance with these covenants.

The Company has designated 390.2 million Belgian francs ($9.1 million) as a hedge of its net investment in a foreign subsidiary in Belgium. Realized and unrealized gains and losses from this hedge are not included in the Statements of Income, but are shown in the cumulative translation adjustment account included in other comprehensive income. During the year ended December 31, 2000, the Company recorded $600,000 of net gains in the cumulative translation adjustment related to the hedge.

As of December 31, 2000, the Company had loaned $6.5 million to Durel Corporation. Borrowings must be made in increments of $250,000, may not exceed $8.0 million in the aggregate, will be at the prime rate of interest, and any amounts repaid by Durel may subsequently be re-borrowed during the term of the loan arrangement. The arrangement expires in September of 2001, unless extended at the sole discretion of the Company.

At December 31, 2000, the Company had indirectly guaranteed 50% of a loan entered into by one of the unconsolidated joint ventures. The Company's proportionate share of the outstanding principal under this guarantee was $4.3 million at December 31, 2000 and $4.6 million at January 2, 2000. The Company believes that the unconsolidated joint venture will be able to meet its obligations under this financing arrangement and accordingly no payments will be required and no losses will be incurred under this guarantee.

Management believes that over the next twelve months, internally generated funds plus available lines of credit will be sufficient to meet the regular needs of the business. The Company continually reviews and assesses its lending relationships.


Dividend Policy

In 1992, the Board of Directors voted to discontinue cash dividends. At present, the Company expects to maintain a policy of emphasizing longer-term growth of capital rather than immediate dividend income.


Environmental Activities

The Company is subject to federal, state, and local laws and regulations concerning the environment and is currently engaged in proceedings involving a number of sites under these laws, as a participant in a group of potentially responsible parties (PRPs). The Company is currently involved as a PRP in two cases involving waste disposal sites, both of which are Superfund sites. These proceedings are at a preliminary stage and it is impossible to estimate the cost of remediation, the timing and extent of remedial action which may be required by governmental authorities, and the amount of liability, if any, of the Company alone or in relation to that of any other PRPs. The Company also has been seeking to identify insurance coverage with respect to these matters. Where it has been possible to make a reasonable estimate of the Company's liability, a provision has been established. Insurance proceeds have only been taken into account when they have been confirmed by or received from the insurance company. Actual costs to be incurred in future periods may vary from these estimates. Based on facts presently known to it, the Company does not believe that the outcome of these proceedings will have a material adverse effect on its financial position.

In addition to the above proceedings, the Company has been actively working with the Connecticut Department of Environmental Protection (CT DEP) related to certain polychlorinated biphenyl
(PCB) contamination in the soil beneath a section of cement flooring at its Woodstock, Connecticut facility. The Company completed clean-up efforts in 2000 and will be continually monitoring the site for the next three years. On the basis of estimates prepared by environmental engineers and consultants, the Company recorded a provision of $1.6 million prior to 1998 and based on updated estimates provided an additional $600,000 in 1998 and $400,000 in 1999 for costs related to this matter. Prior to 1998, $700,000 was charged against this provision. In 1998, 1999, and 2000, expenses of $200,000, $400,000, and
$900,000 were charged, respectively, against the provision. The remaining amount in the reserve is primarily for testing, monitoring, sampling and any minor residual treatment activity. Management believes, based on facts currently available, that the balance of this provision is adequate to complete the project.

In this same matter, the United States Environmental Protection Agency (EPA) has alleged that the Company improperly disposed of PCBs. An administrative law judge found the Company liable for this alleged disposal and assessed a penalty of approximately $300,000. The Company reflected this fine in expense in 1998 but disputes the EPA allegations and appealed the administrative law judge's findings and penalty assessment. The original findings were upheld internally by the EPA's Environmental Appeals Board, and the Company has now placed that decision on appeal with the District of Columbia Federal Court of Appeals.

The Company has not had any material recurring costs or capital expenditures relating to environmental matters, except as specifically described in the preceding statements.


Market Risk

The Company is exposed to market risk from changes in interest rates and foreign exchange rates. The Company does not use derivative instruments for trading purposes. The Company monitors foreign exchange and interest rate risks and manages such risks on specific transactions. The risk management process primarily uses analytical techniques and sensitivity analysis.

The Company has obligations where the interest rate, although not fixed, is relatively low compared to the prime interest rate. An increase in interest rates would not significantly increase interest expense due to the current makeup of the Company's debt obligations. Because of the size and structure of these current obligations, a 100 basis point increase in the prime interest rate would not result in a material change in the Company's interest expense or in the fair value of the debt obligations. The fair value of the Company's investment portfolio or the related interest income would not be significantly impacted by either a 100 basis point increase or decrease in interest rates due mainly to the size and short-term nature of the Company's investment portfolio and the relative insignificance of interest income to consolidated pretax income, respectively.

The Company's largest foreign currency exposure is against the Belgian franc, primarily because of its investments in its ongoing operations in Belgium. Exposure to variability in currency exchange rates is mitigated, when possible, through the use of natural hedges, whereby purchases and sales in the same foreign currency and with similar maturity dates offset one another. The Company also has a borrowing arrangement under which the Company has borrowed 390 million Belgian francs which is to be paid in full by December 8, 2005. This arrangement functions as a hedge of its net investment in its Belgian subsidiaries. Additionally, the Company can initiate hedging activities by entering into foreign exchange forward contracts with third parties when the use of natural hedges is not possible.


Forward-Looking Information

Certain statements in this Management's Discussion and Analysis section and in other parts of this annual report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. Such factors include changing business, economic, and political conditions both in the United States and in foreign countries; increasing competition; changes in product mix; the development of new products and manufacturing processes and the inherent risks associated with such efforts; changes in the availability and cost of raw materials; fluctuations in foreign currency exchange rates; and any difficulties in integrating acquired businesses into the Company's operations. Additional information about certain factors that could cause actual results to differ from such forward-looking statements include the following:

Technology and Product Development

The Company's future results depend upon its ability to continue to develop new products and improve its product and process technologies. The Company's success in this effort will depend upon the Company's ability to anticipate market requirements in its product development efforts, the acceptance and continued commercial success of the end user products for which the Company's products have been designed, and the Company's ability to adapt to technological changes and to support established and emerging industry standards.


In particular, the wireless communications market is characterized by frequent new product introductions, evolving industry standards, rapid changes in product and process technologies, price competition and many new potential applications. The products that the Company manufactures and sells to the wireless communications this market are relatively new. To be successful in this area, the Company must be able to consistently manufacture and supply high-frequency circuit materials that meet the demanding expectations of customers for quality, performance and reliability at competitive prices. The timely introduction by the Company of such new products could be affected by engineering or other development program slippages and problems in effectively and efficiently increasing production to meet customer needs. In addition, the market for computers is characterized by rapid technological change, significant pricing pressures and short lead times. Because the Company manufactures and sells its own circuit materials to meet the needs of this market, the Company's results may be affected by these factors.

Volatility of Demand

Although the computer industry and the wireless communications industry have experienced overall growth in the recent past, these industries historically have been characterized by wide fluctuations in product supply and demand. From time to time, the industries have experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. These downturns have been characterized by diminished product demand, production over-capacity and accelerated price erosion. The Company's business may in the future be materially and adversely affected by such downturns.

Environmental Litigation

The Company is currently engaged in proceedings involving a number of Superfund sites, as a participant in a group of potentially responsible parties. The Company's estimation of environmental liabilities is based on an evaluation of currently available information with respect to each individual situation, including existing technology, presently enacted laws and regulations, and the Company's past experience in the addressing of environmental matters. Although current regulations impose potential joint and several liability upon each named party at any Superfund site, the Company's expects its contribution for cleanup to be limited due to the number of other potentially responsible parties, and the Company's share of the contributions of alleged waste to the sites, which the Company believes is de minimis. However, there can be no assurances that the Company's estimates will not be disputed or that any ultimate liability concerning these sites will not have a material adverse effect on the Company.

Capital Expenditures

The level of anticipated 2001 capital expenditures and the anticipated benefits to be derived from such expenditures could differ significantly from the forecasted amount due to a number of factors including, but not limited, to changes in design, differences between the anticipated and actual delivery dates for new machinery and equipment, problems with the installation and start-up of such machinery and equipment, delays in the construction or modifications of buildings and delays caused by the need to address other business priorities. Similar risks are inherent in joint venture operations.

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                               F-14

Raw Materials

The Company from time to time must procure certain raw materials from single or limited sources that expose the Company to vulnerability to price increases and the varying quality of the material. In addition, the inability of the Company to obtain these materials in required quantities could result in significant delays or reductions in its own product shipments. In the past, the Company has been able to purchase sufficient quantities of the particular raw material to sustain production until alternative materials and production processes could be requalified with customers. However, any inability of the Company to obtain timely deliveries of materials of acceptable quantity or quality, or a significant increase in the prices of materials, could materially and adversely affect the Company's operating results.


Foreign Sales

The Company's international sales involve risks, including imposition of governmental controls, currency exchange fluctuation, potential insolvency of international customers, reduced protection for intellectual property rights, the impact of recessions in foreign countries, political instability, and generally longer receivables collection periods, as well as tariffs and other trade barriers. There can be no assurance that these factors will not have an adverse effect on the Company's future international sales, and consequently, on the Company's business, operating results and financial condition.

Acquisitions

The Company's recent growth has been partly the result of acquisitions and more acquisitions are anticipated. Accordingly, the Company's future performance will depend on its ability to correctly identify appropriate businesses to acquire, negotiate favorable terms for such acquisitions and then effectively and efficiently integrate such acquisitions into the Company's existing businesses. There is no certainty that the Company will succeed in such endeavors.

The foregoing list of important factors does not include all such factors that could cause actual results to differ from forward-looking statements contained in this report, nor are such factors necessarily presented in order of importance.

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                                 F-15